EXHIBIT 99.3

                    [Graphic omitted]  [Videsh Sanchar Nigam Limited Letterhead]

                                                       PRESS RELEASE NO. 11/2002
NEWS RELEASE...

    VIDESH SANCHAR NIGAM LIMITED CUTS INTERNATIONAL LONG DISTANCE TARIFFS BY
                                    UP TO 40%

          *    Call tariff rates to US down by over 40%
          *    Call tariff rates to Europe, Gulf countries down by 25%
          *    Call tariff rates to SAARC countries down by 5%

MUMBAI, JULY 19, 2002. VIDESH SANCHAR NIGAM LIMITED, India's premier provider of International Telecommunications Services and leading Internet Service Provider, announced cuts of upto 40% in its ILD tariffs. These cuts have been made in
order  to  provide  the  country  with  cost  effective  quality   international
connectivity and enhance its value proposition to its customers in the competitive International Long Distance (ILD) market. VSNL's tariff rates for outgoing traffic to countries in the United States have been sizably reduced by over 40% while those for countries in Europe, Africa and the Gulf have been reduced by around 25%. The tariff rates for SAARC countries have been reduced by 5%. The new rates will pave the way for increase in usage of ILD services in the country.



NEW RATE FOR ISD CALLS (FOR 1 MINUTE*):


COUNTRIES                TIME SLAB     OLD     NEW     TIME SLAB        OLD      NEW
                         (FULL)        FULL    FULL    (CONCESSIONAL)   CONC.    CONC.
                         IST           RATE    RATE    IST              RATE     RATE
                                       (RS.)   (RS.)                    (RS.)    (RS.)
                         ---------     -----   -----   --------------   -----    -----


SAARC / Neighboring      0800 - 1900   22.80   21.18   0000 - 0800 &    19.00    18.00
countries                                              1900 - 2400

Countries in Africa,     0800 - 1900   32.40   24.00   0000 - 0800 &    27.70    21.18
Asia, Gulf & Oceania                                   1900 - 2400

Countries in Europe      1100 - 2200   32.40   24.00   0000-1100 &      27.70    21.18
                                                       2200 - 2400
Countries in American    0600 - 1100   40.80   24.00   0000 - 0600 &    36.00    21.18
continent & other        & 1800 - 2400                 1100 - 1800
places in western
hemisphere




* Concessional Rates applicable round the clock on Sundays and National Holidays (26th Jan, 15th Aug and 2nd Oct) Charge will be rounded to nearest pulse. Worked above at rate of Rs 1.20 per pulse

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





These tariffs will be available through all the major access providers - both basic and cellular - including BSNL and MTNL.

VSNL with its vast infrastructure of 12 international gateways spread across the country, more than 30 earth stations and investments in 6 different global submarine cable systems, is in a unique position to carry customer calls with quality and reliability to more than 230 countries around the world through its 80 plus relationships with international carriers. With these price cuts, VSNL expects to be able to compete effectively in the newly opened up International Long Distance (ILD) services market.

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For further details contact:

Dr. G. C. Banik, Chief General Manager (PR),  Ms. Mohita Singh
Videsh Sanchar Nigam Limited,                 Vaishnavi Corporate Communications
Tel: 91-22-2624007                            Tel: 91-22-2824336-8






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